EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended December 31,
(Unaudited)	2004		2003		2002		2001		2000
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$94,516		$93,335		$87,933		$109,229		$90,027
Other interest	5,239		5,873		10,523		27,454		24,775
Amortization of debt discount and expense	3,713		4,977		7,949		3,475		3,828
Interest on lease agreements	21,638		21,323		22,831		21,564		6,311

Total Fixed Charges	125,106		125,508		129,236		161,722		124,941
Preferred dividend requirements	—		37,536		60,820		59,839		59,839

Total fixed charges and preferred dividend requirements	$125,106		$163,044		$190,056		$221,561		$184,780

Earnings before income taxes and income from equity investees	$389,744		$343,330		$258,095		$108,218		$220,324
Total fixed charges	125,106		125,508		129,236		161,722		124,941

Earnings available for combined fixed charges and preferred stock dividend requirements	$514,850		$468,838		$387,331		$269,940		$345,265

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	4.12	x	2.88	x	2.04	x	1.22	x	1.87	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.